09042579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/08 (MM/DD/YY) AND ENDING 07/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Thornton Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 Causeway Street
(No. and Street)

Boston	MA	02114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen McGee — 617-848-4988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson + Co
(Name – *if individual, state last, first, middle name*)

401 Edgewater Place, Suite 300	Wakefield	MA	01880
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen McGee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Thornton Corporate Finance, LLC, as of July 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT THORNTON CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2009 AND 2008

tonneson + co
Certified Public Accountants & Consultants

GRANT THORNTON CORPORATE FINANCE, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of Grant Thornton Corporate Finance, LLC as of July 31, 2009 and 2008 and the related statements of income, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Grant Thornton Corporate Finance, LLC as of July 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Tonneson + Co

Tonneson + Co

September 4, 2009

GRANT THORNTON CORPORATE FINANCE, LLC

BALANCE SHEETS

JULY 31, 2009

ASSETS

	2009	2008
CURRENT ASSETS:		
Cash and cash equivalents	$ 179,411	$ 104,558
Short-term investments	71,944	71,787
Accounts receivable	542,265	34,799
TOTAL ASSETS	$ 793,620	$ 211,144

LIABILITIES AND MEMBER'S CAPITAL

	2009	2008
CURRENT LIABILITIES:		
Accrued expenses	$ 7,538	$ 7,750
TOTAL LIABILITIES	7,538	7,750
MEMBER'S CAPITAL	786,082	203,394
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 793,620	$ 211,144

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF INCOME

YEARS ENDED JULY 31, 2009

		2009		2008
REVENUES:				
Net fee income	$	1,403,568	$	1,328,611
EXPENSES:				
Selling, general and administrative expenses		26,981		48,629
INCOME FROM OPERATIONS		1,376,587		1,279,982
OTHER INCOME:				
Interest income		691		2,596
Other income		995		35,000
Total other income		1,686		37,596
NET INCOME	$	1,378,273	$	1,317,578

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

YEARS ENDED JULY 31, 2009

BALANCE AT AUGUST 1, 2007	$	234,628
Net income		1,317,578
Distributions		(1,348,812)
BALANCE AT JULY 31, 2008		203,394
Net income		1,378,273
Distributions		(795,585)
BALANCE AT JULY 31, 2009	$	786,082

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED JULY 31, 2009

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,378,273	$ 1,317,578
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in certain assets and liabilities:		
Accounts receivable	(507,466)	15,201
Accrued expenses	(212)	500
Net cash provided by operating activities	870,595	1,333,279
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of short-term investments, net	(157)	(556)
Net cash used in investing activities	(157)	(556)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member	(795,585)	(1,348,812)
Net cash used in financing activities	(795,585)	(1,348,812)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	74,853	(16,089)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	104,558	120,647
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 179,411	$ 104,558

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JULY 31, 2009

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized on November 30, 2001 and commenced active operations on September 13, 2002. Its principal business activity is to provide investment banking services including advising and managing the sale of private enterprises and non-core subsidiaries or divisions, raising capital and refinancing, advising and managing the acquisition of businesses, and providing strategic options advice primarily in the United States.

Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Accounts receivable have been reviewed by management and was determined that there is no requirement for an allowance for doubtful accounts as of July 31, 2009 and 2008, respectively.

Short-term Investments - Short-term investments consist principally of U.S. Treasury Bills with maturities between three months and one year. Debt securities that the Company has the ability and intent to hold until maturity are accounted for as held-to-maturity securities and are carried at amortized cost.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income.

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and short-term investments. The Company places its temporary cash investments and short-term investments with high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time. The maximum loss that would have resulted from that risk totaled $4,558 as of July 31, 2008. As of July 31, 2009, no loss would have resulted from that risk as bank deposits do not exceed federal insurance.

Note 2 - Fair Value Measurement

Effective January 1, 2008, the Company implemented the requirements of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157) for its financial assets and liabilities. The adoption of SFAS 157 did not have a material impact on the Company's financial position or results of operations. SFAS 157 refines the definition of fair value, expands disclosure requirements about fair value measurements, and establishes specific requirements as well as guidelines for a consistent framework to measure fair value. SFAS 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. Further, SFAS 157 requires the Company to maximize the use of observable market inputs, minimize the use of unobservable market inputs, and disclose in the form of an outlined hierarchy the details of such fair value measurements. SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than those included in Level 1. For example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

Level 3 - Unobservable inputs reflecting management's own assumptions about the inputs used in estimating the value of the asset.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis in accordance with SFAS 157 as of July 31, 2009:

	Total	Fair Value Measurements Using:		
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Short-term investments	$ 71,944	$ 71,944	$ -	$ -

Note 3 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At July 31, 2009, the Company had net capital of $243,817, which was in excess of its requirement of $5,000 by $238,817.

Note 4 - Short-term Investments

At July 31, 2009 and 2008, investments in held-to-maturity debt securities were as follows:

	2009		2008	
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
U.S. Treasury Bills (maturing in one year or less)	$ 71,944	$ 71,787	$ 71,787	$ 71,231

Note 5 - Related Party Transactions

Expense Sharing - The Company has entered into an Expense Sharing Agreement with its sole member, Grant Thornton LLP whereby Grant Thornton LLP will provide office space to the Company. In addition, Grant Thornton LLP will be responsible for all the normal overhead expenses relating to the everyday operation of the Company including payroll, insurance, advertising, employee benefits and travel and entertainment.

Fee Income - Grant Thornton Corporate Finance, LLC performs services for a French affiliate, Grant Thornton Corporate Finance SAS. Services consist of researching and initiating possible U.S. company-based acquisitions for a customer of Grant Thornton Corporate Finance SAS. For the year ended July 31, 2009, fees charged by Grant Thornton Corporate Finance, LLC amounted to approximately $75,000. There were no fees charged during the year ended July 31, 2008. At July 31, 2009, amounts due from Grant Thornton Corporate Finance SAS were approximately $21,000. There were no amounts due from its affiliate at July 31, 2008.

Note 6 - Major Customers

For the years ending July 31, 2009 and 2008, fee income from two customers amounted to approximately $807,000 and $889,000, respectively. At July 31, 2009, amounts due from these customers totaled $425,000. There were no amounts due from these customers at July 31, 2008.

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the financial statements of Grant Thornton Corporate Finance, LLC as of July 31, 2009 and 2008 and for the years then ended and have issued our report thereon dated September 4, 2009. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tonneson + Co

Tonneson + Co

Wakefield, Massachusetts
September 4, 2009

t+co

GRANT THORNTON CORPORATE FINANCE, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2009

NET CAPITAL

Member's capital at July 31, 2009	$	786,082
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated liabilities		786,082
Deductions and/or charges:		
A. Non allowable assets		542,265
Haircuts on securities:		
C. Trading and investment securities - exempted securities		-
Net capital	$	243,817

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	7,538
Total aggregate indebtedness	$	7,538

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital requirement (6-2/3% of aggregate indebtedness of $7,538)	$	503
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital	$	238,817
5.	Excess net capital at 1000%	$	243,063
6.	Ratio of aggregate indebtedness to net capital		.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of July 31, 2009:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	243,817
Net audit adjustments		-
Net capital	$	243,817

See Independent Auditors' Report on Accompanying Information.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT REGARDING RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2009

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. During the year ended July 31, 2009, the Company was in compliance with the conditions of the exemption.

See Independent Auditors' Report on Accompanying Information.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Grant Thornton Corporate Finance, LLC (the "Company") as of July 31, 2009 and for the year then ended, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in the making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected timely by employees in the normal course of performing their assigned functions. However, we noted no matters involved in the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above. The Company was in compliance with the exemptive provisions of Rule 15c3-3 as of July 31, 2009 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at July 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Tonneson + Co

Tonneson + Co

Wakefield, Massachusetts
September 4, 2009

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Member and Management
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Grant Thornton Corporate Finance, LLC for the period April 1, 2009 to July 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the Audited Form X-17A-5 for the period April 1, 2009 to July 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, if any.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Grant Thornton Corporate Finance, LLC taken as a whole.

Tonneson + Co

Tonneson + Co

September 4, 2009